SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated December 6, 2016 - Neovasc Provides Update on its Tiara™ Mitral Valve Clinical Program

Document 1

Neovasc Provides Update on its Tiara™ Mitral Valve Clinical Program

-Recent results presented at the ICI Meeting in Israel-

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Dec. 6, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today provided an update on the clinical experience with its Tiara™ transcatheter mitral valve.  Tiara™ is a novel transcatheter device designed to treat mitral regurgitation (MR), a condition that is often severe and can lead to heart failure and death.

To date, 22 patients have been treated with the Tiara™ valve at medical centers in Canada, the U.S. and Europe with more implantations scheduled for the coming weeks.  The technical success rate in these implantations was 19/22 or 86%.  In these technically successful implantations, paravalvular leak levels were reported as mild, trace or absent in 100% of these cases.  All cause 30-day mortality in the 19 patients who have reached 30 days post implant with Tiara™ is 15.7% (3/19).  The 3 remaining patients treated within the last 30 days are recovering well.  Of note, there has been no 30-day mortality reported in any of the last 8 patients treated over a month ago.

To date, the longest patient follow up available is nearing 3 years post implant, where the Tiara™ valve remains fully functional. There have been no reported adverse events related to the valve performance.  There have been no frame fractures, or any device performance issues observed with the Tiara™ in any patient follow-up.

The results noted above were presented today by Dr. Shmuel Banai, at the ICI Meeting 2016 (ICI) in Tel Aviv, Israel.  ICI is the premier International Conference for Innovations in Cardiovascular Systems.

Tiara has demonstrated the ability to treat a range of different patient anatomies, including patients with pre-existing prosthetic aortic valves (both mechanical and biological) and those with prior mitral repair surgery including mitral rings, which may be contra indications for other devices.

"Tiara's unique shape and trigonal tab anchoring system enables the device to be securely implanted with reduced risk of projecting into the LVOT or potentially interfering with prosthetic aortic valves which are commonly present in this patient population," stated Alexei Marko, Neovasc CEO. "Furthermore, the Tiara anchoring system does not rely significantly on the integrity of the native mitral leaflets and therefore can be suitable for certain degenerative MR patients with flail leaflets or calcification.  It has also been successfully shown that the design of Tiara makes it suitable for certain cases where mitral rings have been previously implanted in patients."

TIARA II, a 115 patient, non-randomized, prospective clinical study evaluating Tiara's safety and performance, recently received approval to begin enrolling patients in Italy.  It is expected that data from this study will be used to file for CE Mark approval for Tiara™.  CE Mark is the European Union (EU) regulatory approval to commercialize a medical device. It is anticipated  that the first implantations in the TIARA II trial will be conducted by the medical team at San Raffaele Hospital in Milan, Italy in the first quarter of 2017.  The Company will be initiating additional investigational sites in 2017 as required approvals are obtained.

About Tiara™
Tiara™ is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients effected throughout Europe.  Tiara™ is implanted in the heart using a minimally invasive, transapical transcatheter approach and is designed to replace the diseased native mitral valve without the need for open-heart surgery or use of a cardiac bypass machine.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the US, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the the potential for contra indications of Tiara for other devices, the suitability of the Tiara anchoring system for certain degenerative MR patients with flail leaflets or calcification and the Company's plans and expectations concerning the TIARA II clinical study in Italy, including the Company's expectation that data from the TIARA II clinical study in Italy will be used to file for CE Mark approval for Tiara, the anticipated location and timing of the implantations in the TIARA II trial and the expected initiation of additional investigational sites in 2017.The words "expected", "will", "anticipated", "look forward", "may", "can" and similar words or expressions are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the conduct or possible outcomes of any actual or threatened legal proceedings; the Company's ability to stay the payment of the awards in the CardiAQ litigation and its ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which are inherently uncertain andwhich create material uncertainty and cast substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the awards; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation, unforeseen circumstances or otherwise; the Company's ability to raise additional funding;  the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operation (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 06-DEC-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: December 6, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer